July 30, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644
Attention: Division of Investment Management

Re: Hartford Life and Annuity Insurance Company ("Registrant")
    Registration Statement on Form N-6 ("Registration Statement")
    Post-Effective Amendment Nos. 5
    File Nos. 333-148815 and 333-148816

Members of the Commission:

Pursuant to Rule 461 under the Securities Act of 1933, Hartford Life and Annuity Insurance Company, hereby requests that the registration statements electronically filed via EDGAR on Form N-6 (File Nos. 333-148815 and 333-148816) be accelerated and declared effective on August 7, 2009, or as soon thereafter as is reasonably practicable.

You may direct any questions regarding this filing to the undersigned at (860) 843-7555.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

By:  /s/ Brian Murphy
     ----------------------------------------
     Brian Murphy, Executive Vice President

HARTFORD EQUITY SALES COMPANY, INC.

By:  /s/ Brian Murphy
     ----------------------------------------------------
     Brian Murphy, President/ILD Business Line Principal,
     Chief Executive Office, Director

July 27, 2009

VIA EMAIL

Mr. Michael L. Kosoff
Staff Attorney
United States Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-8629

Filing Nos.:   333-148814
               333-148817
               333-148815
               333-148816

Dear Mr. Kosoff:

Thank you for your comments on the above captioned filings. Presented below are the responses to your comments:

1. COMMENT: In the fee table, please remove the duplicate "non-nicotine" from the representative insured.

     RESPONSE: We have removed the duplicate "non-nicotine."

2. COMMENT: Please include the "First Year Monthly Rider Issue Fee" in the fee table.

     RESPONSE: We have added the First Year Monthly Rider Issue Fee to the fee table.

3.   COMMENT: Please revise the first sentence of the footnote for plain
     English.

     RESPONSE: We have revised the first sentence.

4. COMMENT: With regard to the footnote marked by the asterisk, please confirm supplementally that the charges for the rider will not exceed that listed in the fee table.

     RESPONSE: The charges for the rider listed in the fee table under "Maximum Charges" are the maximum charges based on rates filed and approved with the states (where required). As noted in the footnote, we can increase these rates in the future on a non-discriminatory basis for insureds of the same class and without regard to any change in the health status of the insured.

5. COMMENT: With regard to the definition of "Sickness", please clarify how a recurring sickness might be treated (I.E., cancer that is in remission and later recurs.)

     RESPONSE: If, within 6 months of a previous covered Total Disability, the Insured becomes Totally Disabled due to the same or similar Sickness or Injury that caused the previous Total Disability, we will consider the previous Total Disability to be continuous. When this occurs, the Waiting Period will be deemed to be satisfied and the Monthly Disability Benefit will resume and begin to accrue as of the day the Insured was first treated for the Sickness or Injury causing the subsequent, but continuous Total Disability

6.   COMMENT: Please define the term "Health Care Provider"

     RESPONSE: We will add the definition of Health Care Provider as stated in the rider to the prospectus disclosure as follows: "A Health Care Provider is a legally licensed physician or doctoral level psychologist acting within the scope of his or her license in the state of licensure. It can't be the Insured, Policy Owner or a family member, business partner or associate of either the Insured or Policy Owner."

7. COMMENT: In the sentence beginning "Care means regular and personal treatment . . .", please clarify what is meant by "regular".

     RESPONSE: We will add the following underlined disclosure to clarify what is meant by "regular." "Care means regular (IN ACCORDANCE WITH ACCEPTED
     MEDICAL PRACTICES) and personal treatment. . . ."

8. COMMENT: The supplement describes "Insureds" and "Rider Insureds" each receiving a benefit under the rider. Please revise for consistency.

     RESPONSE: We have revised the supplement to consistently refer to just the Insured.

9. COMMENT: Please explain supplementally what the other exclusions are and why the registrant believes this disclosure should not be included in the prospectus.

     RESPONSE: We have added all of the exclusions contained in the rider in the prospectus disclosure.

10. COMMENT: The term "Pre-existing Condition" has a two-year lookback period, but the definition of "Sickness" and "Illness" have no limitation on how far they could potentially look back. (A sickness must be first manifest while the rider is in force and the injury must occur while the rider is in force.) Therefore, please resolve the inconsistencies between these concepts.

     RESPONSE: The definitions of "Sickness" and "Injury" and the "Pre-Existing Condition" provision are consistent and in accordance with industry practice(1) and state requirements.(2)

------------

(1) I have included a copy of a disability rider from another insurance company. Upon request, we can provide copies of additional riders that use these terms in a similar manner.

(2) See for example, Oregon where "Injury" means "accidental bodily injury that may be sustained independent of sickness and that occurs on or after the policy effective date and while the policy is in force." "Sickness" means "illness, disease, or pregnancy, including complications of pregnancy, that first manifests on or after the effective date of the policy and while the policy is in force." "Pre-existing condition" means "a condition misrepresented or not revealed in the application for which symptoms existed that would cause an ordinarily prudent person to seek diagnosis, care, or treatment." Some states provide alternative definitions and treatment of pre-existing conditions and this will result in some state specific variations of the rider.

     The DisabilityAccess Rider is designed to provide benefits for FUTURE sicknesses and injuries that cause the insured to be unable to work. The definition of Sickness ("A physical or mental condition which first manifests itself while the Policy and this Rider are in force") and Injury ("Injury to an insured that results from an accident that occurs while this Rider is in force") make it clear that we intend to cover future events.

     As an insurer, we spread or "pool" the cost of claims across many insureds and price the insurance based on the underlying risk characteristics of the insureds. We assume disability incidence rates based on industry experience and our underwriting standards. A goal of the underwriting process is to ascertain each person's risk of becoming disabled so that we end up with a pool of insureds that are representative of our actuarial based assumptions. In addition, there are certain causes of disability that are excluded from coverage because they skew actuarial incidence assumptions (e.g., attempted suicide; military activity).

     Through the application process we ask questions about a proposed insured's medical history to help underwriters determine whether any past or existing sickness or injury is significant to the approval decision. If a proposed insured DISCLOSES all material medical history during the underwriting process, one of three actions occur:

          1. The underwriter determines there are no past or existing sicknesses or injuries creating an increased risk for disability beyond our acceptable limits and the insured would be approved for rider coverage. At the time of claim, the claims examiner would consider any sicknesses or injuries as occurring after the issuance of the rider.

          2. The underwriter determines there is a past or existing medical condition that presents a risk of disability greater than our acceptable limits. The insured would be approved for coverage except any disability caused by the named condition or to a named body part would be specifically excluded. The claims examiner would consider all other sicknesses and injuries as occurring after the issuance of the policy.

          3. The underwriter determines past or existing medical conditions present an unacceptable risk and the application would be declined.

     If a proposed insured DOES NOT DISCLOSE all material medical history during the underwriting process, we will deny coverage based on the Pre-Existing Condition provision if Total Disability is caused by an undisclosed condition and commences during the first two policy years.

     The Pre-Existing Condition provision provides the Hartford some protection from "anti-selection." As stated above, the rider is designed to provide coverage for sickness and injuries that prevent a person from working after the rider is in effect. The rider is not designed or priced for insureds who know that they will become disabled within the next two years. When insureds conceal a medical condition that they know will cause a future disability, our actuarial assumptions of disability incidence rates will be negatively impacted. As also explained above, if an insured discloses prior or existing conditions on the application and we approve them for coverage (and do not specifically exclude a condition or body part), any sickness or injury will be treated as occurring after the issuance of the rider. However, where an insured does not disclose prior or existing conditions, our underwriters do not have the opportunity to evaluate the risks posed by those conditions so coverage is not provided.

     In summary, the rider provides coverage for future sickness or injury that prevents a person from working after the rider is in effect. However, if an insured discloses prior or existing conditions on the application and we do not exclude those conditions, any sickness or injury is treated as occurring after issuance of the policy. The Pre-Existing Condition provision excludes coverage for disability caused by an undisclosed condition if disability occurs within the first 2 years.

11. COMMENT: The supplement states that a pre-existing condition "includes" certain conditions. Please revise and state what it DOES NOT include.

     RESPONSE: The disclosure in the supplement has been amended to delete the word "includes." The prospectus disclosure now contains the full definition of pre-existing condition contained in the rider.

12. COMMENT: In the second to last paragraph of the supplement, please capitalize the terms "sickness" and "illness".

     RESPONSE: We have revised the disclosure.

13. COMMENT: Please explain the phrase "maximum benefit limit." (Is it the same as the "Maximum Lifetime Disability Benefit"?)

     RESPONSE: It is the same. We modified the disclosure to use consistent terminology.

14. COMMENT: Please clarify wither the benefit payment is considered a withdrawal or a loan. Please also clarify whether one pays the rider charge while collecting the disability benefit.

     RESPONSE: Benefit payments are not considered withdrawals or loans. Policy and rider charges (including the charge for the DisabiliyAccess Rider) continue while disability benefits are being made.

15. COMMENT: Please clarify whether, once disabled, the insurer may terminate the rider at the policy anniversary closest to the insured's 65th birthday.

     RESPONSE: If the Waiting Period was satisfied within one year prior to the Rider Termination Date and the insured continues to be Totally Disabled, benefits will continue until the earlier of (a) the end of 12 months from the first day after the Waiting Period or until any of the following occurs: 1. the insured dies; 2. benefits paid equal the Maximum Lifetime Disability Benefit; or 3. we fail to receive proof that the insured continues to be Totally Disabled. Therefore, in certain circumstances benefits will continue to be paid after the policy anniversary closest to the insured's 65th birthday.

16. COMMENT: Please explain how the rider is affected by other policy features. For instance, will one received the benefit while the no-lapse feature or overloan protection feature are in effect? If accurate, please also clarify that if the policy lapses, the disability benefit would likewise terminate.

     RESPONSE: We have added additional disclosure to the prospectus to more clearly describe when the rider's benefits will be in effect and when the rider will terminate.

17. COMMENT: Please include the Tandy Representations with your response letter.

     RESPONSE:

     We hereby acknowledge that the Staff of the Commission has not passed upon the accuracy or adequacy of the above captioned prospectus and related statement of additional information for the above referenced registration statements filed on Form N-6.

     We acknowledge that the review of the filing by the Staff of the Commission does not relieve the registrant of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing.

     Further, we acknowledge that the registrant may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

We appreciate your attention to this filing. If you have any comments or questions, please call me at (860) 843-8335.

Very truly yours,

/s/ Lisa Proch

Lisa Proch
AVP & Senior Counsel